ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 400
Cincinnati, Ohio  45209

June 15, 2010

Mr. David L. Orlic, Esq.
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549

RE:	Zoo Entertainment, Inc.
Registration Statement on Form S-1
Filed on June 3, 2010
File No.: 333-167294

Dear Mr. Orlic:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, as initially filed by Zoo Entertainment, Inc. (the “Company”) with the Commission on June 3, 2010. We are also delivering five clean and marked complete courtesy copies of the Amendment to you.

Set forth below are the Company’s responses to the Commission’s comments given by letter dated June 10, 2010 (the “Comment Letter”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. References herein to page numbers refer to page numbers of the marked Amendment.

General

1.
We refer to our ongoing review of your Registration Statement on Form S-1 filed December 22, 2009 (File No. 333-163937).  Please be advised that the captioned registration statement will not be declared effective until all issues relating to your prior registration statement have been resolved.

Response: The Company understands that the captioned Registration Statement on Form S-1 (File No. 333-167294) will not be declared effective until the issues relating to the Registration Statement on Form S-1 filed on December 22, 2009 (File No. 333-163937) have been resolved.

Outside Front Cover Page of the Prospectus

2.
Please disclose the concurrent resale offering on the outside front cover page of the prospectus.  Please ensure that your risk factors section adequately addresses any impact of the concurrent offering.

Response: The Company has revised the outside front cover page of the prospectus and has added a risk factor on page 15 of the Amendment in response to the Commission’s comment.

3.
Please tell us how you determined that it was appropriate to exclude “non-accountable expenses” from discounts and commissions, especially given that these expenses are calculated with reference to a percentage of the total offering price.  Refer to paragraph (17) of Schedule A of the Securities Act of 1933.

Response: The non-accountable expense allowance is intended to reimburse the underwriters for their expenses related to the offering for which independent documentation is not required, and it is not considered to be discounts and commissions by the underwriters. We believe our prior disclosure with respect to the expense allowance was consistent with how the item is disclosed by many registrants. However, in view of the Commission’s concerns and the broad language contained in paragraph (17) of Schedule A, we have revised the disclosure on the cover page to include the non-accountable expense allowance in the table with a footnote regarding the inclusion. The revised disclosure is consistent with the Commission’s requirements, as reflected in the Commission’s comment letter dated July 22, 2003 to NationsHealth, Inc. regarding its registration statement on Form S-1 (File No. 333-105388). In its comment letter to NationsHealth, the Commission requested that the non-accountable expense allowance be included in the table as discounts and commissions but specifically noted that the registrant may explain the difference in the types of underwriting compensation by footnote (in that case, a footnote which stated, “Includes a non-accountable expense allowance in the amount of 3% of the gross proceeds or $0.18 per unit ($630,000 in total) payable to EarlyBirdCapital, Inc.”). In addition, we believe it is appropriate and helpful to investors to include such a footnote to avoid confusion in understanding the components of the underwriters’ compensation arrangement, the material terms of which must be described in the Underwriting section and are thus separately reported in such section.

4.	If you retain the reference to “non-accountable expenses,” please revise your cover page to express this concept in everyday words. See Rule 421(d) of Regulation C.

Response: As indicated above, non-accountable expenses are simply those expenses of the underwriters for which independent documentation is not required. While we believe this term is fairly common in the industry, we have provided additional disclosure regarding the item in the “Underwriting” section.

Table of Contents

5.
We note the last paragraph following the table of contents, where you state that you have not independently verified the third-party data appearing in your prospectus.  You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.  Further, the inclusion of this type of language between the inside cover page and the prospectus summary is inappropriate.  Please revise.

Response: The Company has deleted the foregoing statement in response to the Commission’s comment.

Risk Factors

“The liquidity of our common stock will be affect by its limited trading market,” page 14

6.
The title of this risk factor, as well as the first and fourth sentences in the body of the risk factor, indicate that your common stock is currently the subject of market maker quotations on the OTC Bulletin Board.  However, the fifth sentence of this risk factor states that there is no market for your common stock.  Please revise your disclosure.

Response: The Company has revised the risk factor in response to the Commission’s comment.

If we cannot satisfy, or continue to satisfy, the NASDAQ Global Market’s listing requirements….” Page 15

7.
In this risk factor, the immediately following risk factor, and elsewhere throughout the document, you refer to the listing of your securities on the NASDAQ Global Market.  Your document should not convey the impression that you may apply successfully for listing of your common stock on an exchange, unless there is reasonable assurance that these securities will be acceptable for listing.  See the introductory note to Item 202 of Regulation S-K.  Please provide us with support for the proposition that your common stock will be acceptable for listing on the NASDAQ Global Market.

Response: The Company has revised the risk factors on pages 15 and 16 to the Amendment to more specifically discuss the listing requirements of the NASDAQ Global Market and the risk that the Company may not be able to meet these requirements and added disclosure on page 63 to clarify that the Company’s application to the NASDAQ Global Market may not be approved. The Company respectfully advises the Commission that it currently discloses on the cover page and on pages 4 and 21 that the NASDAQ Global Market may not approve its listing.

Principal and Selling Stockholders, page 60

8.	Please tell us whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Response: The Company respectfully advises the Commission that to the Company’s knowledge, the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

9.
Please disclose the percentage of common stock to be owned by the selling security holder after completion of the offering, and indicate the nature of any material relationship which the selling security holder has had within the past three years with you or any of your predecessors or affiliates.  See Item 507 of Regulation S-K.

Response: The Company has revised the disclosure to provide the required disclosure.

Underwriting, page 63

10.	Please disclose the various factors considered in determining the offering price. See Item 506(a) of Regulation S-K.

Response: The Company has added on page 62 the various factors considered in determining the offering price in response to the Commission’s comment.

Please call our counsel at (212) 692-6768 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following address.

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Sincerely,

/s/ Mark Seremet
Mark Seremet
Chief Executive Officer